Refinishers Warehouse, Inc., a Michigan corporation
Thompson PBE, Inc., a Delaware corporation
Grand Distributing Corp., a California corporation and a subsidiary of Thompson PBE, Inc. Thompson Lacquer Co., a California corporation and a subsidiary of Thompson PBE, Inc. Arnold Paint Company, a Florida corporation and a subsidiary of Thompson PBE, Inc. Santa Clara Color, Inc., a California corporation and a subsidiary of Thompson PBE, Inc. McNeil & Sons Auto Paint, Inc., a Massachusetts corporation and a subsidiary of Thompson PBE, Inc. Automotive Paint & Supply, Inc., a Virginia corporation and a subsidiary of Thompson PBE, Inc. Auto Body Supply Corporation, a Massachusetts corporation and a subsidiary of Thompson PBE, Inc.